02014358

RECD S.E.C.
FEB 2 6 2002
080

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 143-2(d) (Subject Company Response)	☐

Xstrata plc
Xstrata AG

(Name of Subject Company)

Not Applicable

(Translation of Subject Company's Name into English (if applicable))

PROCESSED
MAR 0 5 2002
THOMSON
FINANCIAL

United Kingdom
Switzerland

(Jurisdiction of Subject Company's Incorporation or Organization)

Benny Levene / Brian Azzopardi

(Name of Person(s) Furnishing Form)

Ordinary Shares

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Xstrata plc, Bahnhofstrasse 2, 6301 Zug, Switzerland, tel: +41 41 726 6075

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 26, 2001

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit number	Description
1.	Notice (published in the Wall Street Journal on Monday, February 25, 2002) of the Annual General Meeting of Shareholders to be held on Tuesday, March 19, 2002.

Item 2. Information Legends

See legend contained on Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Xstrata plc concurrently with the furnishing of this Form.

PART IV – SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Company: Xstrata Ltd.

Benny Levene - Director (Signature) Brian Azzopardi - Director

(Name and Title)

February 26, 2002

(Date)

Company: Xstrata AG

Benny Levene - Officer (Signature) Brian Azzopardi - Officer

(Name and Title)

February 26, 2002

(Date)

Exhibit 1

Notice (published in the Wall Street Journal on Monday, February 25, 2002) of the Annual General Meeting of Shareholders to be held on Tuesday, March 19, 2002.

Xstrata AG, Zug

Notice of the Annual General Meeting of Shareholders to be held on Tuesday, 19 March 2002 at 9 a.m. in the Burgbachsaal Zug, Dorfstrasse 12, 6300 Zug

Agenda

1. Approval of the Annual Report 2001 (annual report, financial statements and Group consolidated financial statements 2001); Cognizance of the statutory and Group auditors' reports.
   The Board of Directors proposes to approve the Annual Report 2001.

2. Proposed appropriation of retained earnings
   The Board of Directors proposes that no dividend will be paid and that the available retained earnings for 2001 of CHF 363'031'074 consisting of CHF 47'968'346 loss for the period plus the opening balance of retained earnings of CHF 410'999'420 will be carried forward.

3. Discharge of the Board of Directors
   The Board of Directors proposes that all its members be granted discharge in respect of the business year 2001.

4. Election to the Board of Directors
   The Board of Directors proposes that Mister Willy R. Strothotte be re-elected as board member for a tenure of three years.

5. Election of the Auditors
   The Board of Directors proposes that Ernst & Young Ltd., Zurich, be appointed as statutory auditors and as auditors of the Group's consolidated financial statements for the fiscal year 2002.

6. Approval of the Merger of the Company into Xstrata plc, London, England, as surviving company and dissolution of the Company without liquidation
   The Board of Directors proposes
   a) to approve the merger of the Company into Xstrata plc, London, England, as surviving company, and
   b) to resolve on the dissolution of the Company without liquidation.

Admission cards to the Annual General Meeting will be issued free of charge, subject to the deposit of the share certificates or sufficient proof of their deposit, from 27 February 2002 until 15 March 2002 by the Company at its domicile, Bahnhofstrasse 2, Postfach 102, 6301 Zug, or the following banks:

Credit Suisse First Boston

UBS AG

Proxy holders, as defined in clause 689d of the Swiss Federal Code of Obligations, are kindly requested to inform the Company of the number of shares they represent as early as possible but no later than at the occasion of the admission formalities prior to the Annual General Meeting.

Each shareholder may request a copy of the Annual Report 2001 and the Merger Information Memorandum relating to Item 6 of the Agenda, which will be available shortly, free of charge from the Company (tel. +41 41 726 6070) and the banks mentioned above or may inspect the documents at the Company's headquarters. Additional information on the Merger is available on the Company's website, www.xstrata.com.

Shareholders are kindly invited to park their vehicles at Casino parking.

Zug, 22 February 2002

The Board of Directors

The Merger described in this advertisement will entail the exchange of shares of a Swiss company for a company incorporated in England (which will be the surviving company), and no offer of securities is being made to any person in any jurisdiction to whom or in which such offer is unlawful. To the extent related disclosure requirements apply, they are of a non-US country and are different from those of the United States. Financial Statements included in the Merger Information Memorandum have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of U.S. companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Xstrata plc is located outside the United States and some or all of its officers and directors may be residents of jurisdictions other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgement.

This advertisement does not contain or constitute an offer or invitation to purchase or subscribe for any securities of Xstrata plc and should not be relied on in connection with any decision to purchase or subscribe for any such securities.